UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___July 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated July 29, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  July 29, 2004

                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson, Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE  04-22

                                     FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

July 27, 2004

FRONTEER BEGINS 6,000 METRE DRILL PROGRAM IN TURKEY

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to announce that a diamond/RC drilling program has commenced on the Agi Dagi Gold Project in Western Turkey.  The Agi Dagi Gold Project is a large gold bearing system that has a current inferred resource of 11.3MT @ 1.2 g/t gold, or 435,000 ounces of gold with potential for expansion into a multi-million ounce deposit.

Epithermal style deposits like Agi Dagi are characterized by wide intervals of near surface, oxidized gold mineralization that can be mined by open pit methods and treated by low cost heap leaching.  Another nearby deposit of this type in Turkey is Eldorado’s Kisladag Deposit (5.1 million ounces at 1.2 g/t gold).  Premier deposits of this type in Peru include Yanacocha (16.7 million ounces of gold @ 0.96 g/t gold) Pierina (2.76 million ounces of gold @1.4 g/t gold) and Alto Chicama (7.2 million ounces of gold @1.4 g/t gold).

Bottle roll metallurgical tests, which were conducted by Kappes, Cassiday & Associates on nine samples from the Agi Dagi resource area indicate an average gold recovery of 93.8% and low reagent consumption.

Historical drilling in this resource area by a subsidiary of Teck Cominco Limited intersected thick intervals of gold mineralization in widely spaced (125 metre x 62.5 metre grid) vertical drill holes including (see table attached):

1.

42 metres of 2.20 g/t gold;

2.

90 metres at 1.62 g/t gold;

3.

93 metres at 1.04 g/t gold

4.

101 metres of 0.98 g/t gold.

Fronteer will undertake approximately 6,000 metres of drilling in this initial program with the objective of:

•

Expanding the existing gold resource by intersecting strike extensions of the known mineralization, which is open is several directions.

•

Identifying narrower corridors of high grade mineralization related to discrete underlying fault zones.  These fault structures may be as narrow as 10-20 metres and may have been missed by previous widely spaced vertical drilling.  Selected high grade assays (e.g. A-36, 3m @ 9.48 g/t gold and A-52, 3 metres @ 9.52 g/t gold) provide support for the existence of such zones

•

Improving the continuity of higher grade portions of the deposit.

•

Testing additional gold targets within the property, as defined by soil geochemistry, geophysical data and mapping.

Fronteer is also pleased to announce that the Turkish government recently passed legislation exempting the gold mining industry (producers of gold and/silver in Turkey) from paying 18% VAT on activities such as exploration, construction, purchase of equipment, mine operation, smelting and refining.  The amended VAT Law makes Turkey consistent and competitive with other countries in its treatment of VAT by reducing the cost of mine construction and production of precious metals.

FIGURE 1.  The following figure is a geophysical map (resistivity) of the Agi Dagi Gold Property showing the location of the resource area (in black), as well as the additional target areas (in white) that are being followed up with 6,000 metres of drilling.  The potentially gold-bearing alteration is highlighted in pink.

2004 Drill Target Areas
Deli Dagi area
(Hole A-9 : 36m at 1.07 g/T Au)
Agi Dagi Inferred Resource
(435,000 oz Au)
Area of intersected mineralization
Target region for 2004 Drilling
Au in soils > 40ppb
494000
495000
496000
497000
498000
4416000
4415000
4414000
4413000
24.9
61.9
84.6
110.4
149.2
187.9
234.4
310.3
447.6
660.3
946.0
1506.9
2229.0
3544.3
Resistivity (ohm-m)
Scale 1:25000
250
0
250
500
750
metres
ED50 / UTM zone 35N
Fronteer Development/Teck Cominco Limited
Agi Dagi Property, Canakkale, Turkey
2003 IP Survey - Pole Dipole, Pole SE, a=100m
N=1 Resistivity Plan
JJL - Oct 16, 2003

TABLE 1.  The following table summarizes historical drilling results from the Resource Area on Agi Dagi (using a cut-off grade of 0.3 g/t gold) which were drilled by Teck Cominco.  All of these results are within oxide material.

	From	To	Interval	Gold
Hole	(metres)	(metres)	(metres)	(g/t)
A-53	0	177	177	0.63
including	141	159	18	1.10
A-56	0	164	164	0.56
including	0	12	12	1.37
A-36	39	150	111	0.76
including	39	108	69	1.06
AD-15	0	101.1	101.1	0.98
A-52	12	105	93	1.04
including	24	105	81	1.12
A-60	51	144	93	0.85
A-50	6	96	90	1.62
A-59	105	180	75	0.71
including	105	126	21	1.31
A-67	120	189	69	0.54
A-7	33	96	63	0.68
A-58	72	132	60	0.72
including	81	99	18	1.17
A-26	45	99	54	0.83
A-49	24	75	51	0.58
A-9	33	84	51	0.80
including	45	60	15	1.64
AD-14	1.2	47.7	46.5	0.76
AD-13	8.9	53.3	44.4	0.83
including	24.3	53.3	29	1.09
A-55	54	96	42	0.85
including	63	78	15	1.43
A-57	0	42	42	2.20
A-61	42	81	39	0.57
A-54	0	33	33	0.54
A-21	54	75	21	1.57
A-51	54	72	18	0.57
AD-12	20.6	33.4	12.8	0.85
A-28	21	33	12	0.55

Fronteer is a Discovery-Stage exploration company with clear and immediate growth potential.  With $11 million in the treasury, an outstanding project portfolio and a solid management team Fronteer is poised for success.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Rick Valenta, VP Exploration, is designated as the “Qualified Person” in accordance with NI 43-101.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.